PRICING SUPPLEMENT NO. 19	Filed Pursuant to Rule 424(b)(5)
Dated July 21, 2025 to	Registration No. 333-267717
PROSPECTUS SUPPLEMENTS
Dated October 3, 2022 and
PROSPECTUS
Dated October 3, 2022

Caterpillar Financial Services Corporation 2120 West End Avenue Nashville, Tennessee 37203

July 21, 2025

Caterpillar Financial Services Corporation (Cat Financial) is closing the
Cat Financial PowerInvestment Notes program on September 15, 2025

PowerInvestment Notes (both Retail Tier and Corporate Tier) will yield 0.00% interest and no new investments will be accepted after August 15, 2025

Caterpillar Financial Services Corporation (“Cat Financial”) has decided to close the Cat Financial PowerInvestment Notes program (the “PowerInvestment program”) and will redeem all outstanding PowerInvestment Notes on September 15, 2025 (the “Redemption Date”). We have reached this decision after a strategic review of the competitiveness of this program and the future investment required to maintain a program that meets the expectations of both our investors and the company.

We encourage you to redeem your investment as soon as possible

After August 15, 2025, PowerInvestment Notes (both Retail Tier and Corporate Tier) will yield 0.00% interest. Please act now to proactively redeem the full balance of your PowerInvestment account. Funds that remain in your account after September 8, 2025, will be redeemed on the Redemption Date and a check for all amounts in your account, including any accrued interest, will be mailed to your address of record and your account will be closed. To avoid waiting for your funds via mail, we encourage you to redeem your investment prior to September 8, 2025. You can redeem your investment as you would normally – writing a check, written redemption, telephone redemption, wire, and ACH redemption. We are suspending electronic transfer fees, check redemption fees, and account minimum balance fees during this period.

Please discontinue any future investments and delete PowerInvestment routing instructions you may maintain with external accounts

New investments made to your PowerInvestment account will be rejected after August 15, 2025. Please act now to stop any automatic contributions or redemptions you have in place to avoid rejection in the future. This includes automatic contributions from your bank account, payroll, pension and Social Security. Also, please suspend automatic or ad hoc redemptions (to make mortgage, credit card or other payments) involving your PowerInvestment account. Investor initiated redemptions will be rejected after September 8, 2025. Cat Financial will not reimburse investors for fees or costs incurred due to rejected transactions.

Normal operations will continue until closure

Cat Financial is committed to our investors and will continue to deliver a high level of customer service. You will be able to manage your investment online if enrolled in online access or speak to a representative by calling toll-free at 1-800-233-2164, during business days from 7:30 a.m. to 6 p.m. U.S. Central Time. You will receive an additional notice on August 15, 2025, to remind you of the upcoming Redemption Date.

We understand that many of you have been loyal investors over the years. We appreciate the trust you have placed in Cat Financial and thank you for your investment in our PowerInvestment program.

Please feel free to contact us by phone at 1-800-233-2164 if you have any questions.